Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” and to the  incorporation by reference of our report dated March 16, 2011, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting of Primoris Services Corporation, which report appears in the Form 10-K of Primoris Services Corporation for the year ended December 31, 2010 (and expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of a new accounting standard), which is incorporated by reference in the Amendment No. 1 to Registration Statement (Form S-3 No. 333-174602) of Primoris Services Corporation and related Prospectus for the registration of 8,820,784 shares of common stock.

/s/ Moss Adams LLP

Irvine, CA

July 1, 2011